Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser.

If you have recently sold or transferred all of your shares in Exscientia plc, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.

The Notice of Annual General Meeting to be held at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom at 9:00 a.m. (British Summer Time) on Wednesday, 18 May 2022 is set out at the end of this document.

Shareholders may submit a proxy vote using the form of proxy enclosed. Shareholders will also be able to submit a proxy electronically using the website https://www.eproxyappointment.com. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service.

Exscientia plc

(incorporated and registered in England and Wales under the Companies Act 2006 with company number 13483814)

Notice of Annual General Meeting 2022
to be held at

Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom
on Wednesday, 18 May 2022 at 9:00 a.m. (British Summer Time)

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

Cautionary note regarding forward-looking statements:

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2021. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to persons outside the United Kingdom

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

DEFINITIONS

The following words and expressions apply throughout this document and the Notice of Annual General Meeting, unless the context requires otherwise:

“Act”	the Companies Act 2006 (as amended);
“ADSs”	American Depositary Shares, each representing one Ordinary Share;
“AGM” or “Annual General Meeting”	the inaugural Annual General Meeting of the Company to be held at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom at 9:00 a.m. (British Summer Time) on Wednesday, 18 May 2022, notice of which is set out on page 8 of this document;
“Articles”	the articles of the association of the Company in force at the date of this document;
“Audit Committee”	the audit committee of the Board;
“Company” or “Exscientia”	Exscientia plc, a company registered in England and Wales with company number 13483814 and registered office at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom;
“Computershare Investor Services” or “Registrar”	Computershare Investor Services plc, the Company’s registrar;
“Deferred Shares”	the deferred shares of £0.01 each in the capital of the Company;
“Deferred Shares Repurchase Contract”	the form of deferred shares repurchase contract attached as Appendix C to this document;
“Depositary”	Citibank, N.A., the depositary for the ADSs;
“Directors” or “Board”	the directors of the Company as at the date of this document, whose names are set out on page 4 of this document, and a “Director” means any one of them;
“Directors’ Remuneration Policy”	the Directors’ remuneration policy set out on pages 58 to 70 of the UK Annual Report;
“Directors’ Remuneration Report”	the Directors’ remuneration report set out on pages 55 to 81 of the UK Annual Report;
“Exchange Act”	the U.S. Securities Exchange Act of 1934;
“Nasdaq”	the Nasdaq Global Select Market;
“Notice of Annual General Meeting”	the notice convening the Annual General Meeting as set out on page 8 of this document;
“Ordinary Shares”	the ordinary shares of £0.0005 each in the capital of the Company;
“Remuneration Committee”	the remuneration committee of the Board;

“Resolutions”	the resolutions to be proposed at the Annual General Meeting as set out in the Notice of Annual General Meeting;
“SEC”	the U.S. Securities and Exchange Commission;
“Share Repurchase Contracts”	the forms of share repurchase contracts attached as Appendix A and Appendix B to this document;
“Shareholders”	the holders of Ordinary Shares; and
“UK Annual Report”	the reports and financial statements for the Company for the year ended 31 December 2021.

LETTER FROM THE CHAIRMAN

EXSCIENTIA PLC

(incorporated and registered in England and Wales under the Act with registered number 13483814)

Directors:		Registered Office:

David Nicholson	(Chairman)	The Schrodinger Building
Andrew Hopkins	(Chief Executive Officer)	Oxford Science Park
Ben Taylor	(Chief Financial Officer)	Oxford, Oxfordshire
Elizabeth Crain	(Non-Executive Director)	OX4 4GE
Robert Ghenchev	(Non-Executive Director)	United Kingdom
Mario Polywka	(Non-Executive Director)
Joanne Xu	(Non-Executive Director)

22 April 2022

Dear Shareholder,

Notice of 2022 Annual General Meeting

1.        Introduction

I am pleased to invite you to our 2022 Annual General Meeting which will be held at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom at 9:00 a.m. (British Summer Time) on Wednesday, 18 May 2022.

In addition to highlighting the business to be transacted at the Annual General Meeting, this document explains the background to the Resolutions that will be considered at the Annual General Meeting, why the Directors consider the Resolutions to be in the best interests of Shareholders as a whole and why they recommend that you vote in favour of the Resolutions.

At the time of printing, all legal limits on social contact in England in response to the COVID-19 pandemic have been removed. Should regulations or Government guidance change between now and the date of the Annual General Meeting, we will provide an update on our website (https://www.exscientia.ai/) and Shareholders are encouraged to check for any updates.

2.        Action to be taken in respect of the Annual General Meeting

Your vote is important to us. Shareholders who attend the Annual General Meeting will be able to vote during the meeting. Alternatively, Shareholders can appoint a proxy and submit voting instructions in advance of the Annual General Meeting.

Shareholders can appoint a proxy and submit voting instructions:

•	by completing and returning the paper form of proxy enclosed with this notice. Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;

•	by logging on to eproxyappointment.com and following the instructions;

•	in the case of institutional investors, by logging into the Proxymity platform at www.proxymity.io (see further notes on page 10); or

•	via CREST (see further notes on page 9).

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service, further details of which are set out in the notes to the Notice of Annual General Meeting. Proxies submitted via CREST (under ID 3RA50) must be sent as soon as possible and in any event so as to be received by no later than 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting) in order to be valid. A proxy appointment by an institutional investor via the Proxymity platform must be lodged so as to be received by no later than 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 in order to be considered valid.

The completion and return of a form of proxy, submitting a proxy instruction electronically or submitting a CREST proxy instruction will not preclude Shareholders from attending and/or voting at the Annual General Meeting should they so wish. Shareholders who wish to vote are strongly encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadline set out above. The Board recommends that Shareholders appoint the chair of the Annual General Meeting as their proxy.

The Articles allow the Company to make documents available to Shareholders via publication in electronic form or via a website, as an alternative to sending hard copies. In this mailing, we are including a letter to Shareholders seeking consent to the supply of future shareholder documents and information by the Company in electronic form or via our website (https://www.exscientia.ai/). Under the provisions of the Act, we are required to ask you individually to confirm your agreement. If we do not receive a response from you within 28 days of the date of such letter, you will be deemed to have agreed that the Company may send or supply documents and information to you in electronic form or via our website. If you would prefer to receive future shareholder documents and information in paper form, you will need to let us know by completing the reply slip at the end of such letter and returning it to the Company at the address provided therein.

In accordance with the Articles, voting on all resolutions at the Annual General Meeting will be conducted by way of a poll, rather than a show of hands.

3.        How to attend and speak at the Annual General Meeting

The Annual General Meeting will be held at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom. The Annual General Meeting will commence at 9:00 a.m. (British Summer Time) on Wednesday, 18 May 2022. Please be prepared to provide evidence of your shareholding and/or identity. If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that Shareholder. This includes people appointed as proxies, corporate representatives and those with power of attorney

Questions on the day will be taken from Shareholders attending the Annual General Meeting. We would politely remind you that the Directors will not answer questions relating to the individual rights of Shareholders at the Annual General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

4.        Resolutions

The business to be conducted at the Annual General Meeting consists of consideration of the following Resolutions. All the Resolutions are proposed as ordinary resolutions. This means that for each of those Resolutions to be passed, more than half of the votes cast must be in favour of the Resolution. A “vote withheld” option will be provided to enable Shareholders to abstain on any Resolution. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a Resolution.

Resolution 1 – Annual Report and Accounts

The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 31 December 2021, these are all contained in the UK Annual Report.

In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the UK Annual Report, a copy of which may be found at: https://investors.exscientia.ai/financials-and-filings/.

Resolution 2 – Approval of the Directors’ Remuneration Report

In accordance with section 439 of the Act, Shareholders are requested to approve the Directors’ Remuneration Report. This is a new requirement for the Company as it was a quoted company under the Act for the financial year ended 31 December 2021. The Directors’ Remuneration Report is set out on pages 55 to 81 of the UK Annual Report.

The Board considers that appropriate remuneration of Directors plays a vital part in helping to achieve the Company’s overall objectives. We encourage Shareholders to read the Directors’ Remuneration Report. The Board and the Remuneration Committee believe that the policies and procedures as articulated in the Directors’ Remuneration Report are effective and that as a result of these policies and procedures we have and will continue to have high-quality directors. Our UK statutory auditors, PricewaterhouseCoopers LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited. The Board has approved and signed the report in accordance with the Act.

This vote is advisory and non-binding and the Directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the Resolution is not passed. Although non-binding, the Board and Remuneration Committee will review and consider the voting results when making future decisions regarding Directors’ remuneration.

Resolution 3 – Approval of the Directors’ Remuneration Policy

In accordance with section 439A of the Act, a resolution to approve the Directors’ Remuneration Policy section of the Directors’ Remuneration Report is required to be put to a vote by Shareholders. The vote is binding which means that payments, including for loss of office, cannot be made to current, past or future Directors unless that payment is consistent with the Directors’ Remuneration Policy or has been approved by a resolution of the Shareholders. The Directors’ Remuneration Policy must be put to Shareholders for approval at least every three years.

The Directors’ Remuneration Policy is being tabled for approval at the 2022 Annual General Meeting as the Company was a quoted company under the Act for the financial year ended 31 December 2021. Resolution 3 is therefore an ordinary resolution to approve the Directors’ Remuneration Policy, which is set out in full on pages 58 to 70 of the UK Annual Report. If approved, this Directors’ Remuneration Policy will take effect immediately after the end of the Annual General Meeting, and will remain valid until replaced by a new or amended Policy (expected to occur at the 2025 annual general meeting of the Company).

If Resolution 3 is not approved, we may not be able to pay the expected remuneration to our Directors, which could materially harm our ability to retain and recruit directors. In addition, the Company would need to incur expense in holding another general meeting to consider a revised policy.

Resolutions 4 – Re-appointment of a Director

In accordance with the Articles, the Directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the Directors in Class I are required by article 81.2 of the Articles to retire and offer themselves for re-appointment at the 2022 Annual General Meeting of the Company. At the following two annual general meetings, the Directors in Class II and Class III, respectively, shall retire from office and be eligible for re-appointment.

The current Class I Directors are Robert Ghenchev and Joanne Xu. In accordance with this requirement Robert Ghenchev will retire and offer himself for re-appointment as a Director at the Annual General Meeting. Joanne Xu has informed the Board that she will not be standing for re-appointment and will therefore retire at the Annual General Meeting.

Robert Ghenchev is recommended by the Board for re-appointment.

Resolution 4 is an ordinary resolution to re-appoint Robert Ghenchev as a Director.

Notes to resolution 4

Robert Ghenchev

Non-Executive Director

Robert Ghenchev has served on the Board since May 2020. Mr. Ghenchev has been employed by Novo Holdings since January 2018 (and since August 2019, by its wholly owned subsidiary, Novo Holdings Equity US Inc., which provides certain consulting services to Novo Holdings). He is currently employed as a Senior Partner, with responsibility over Growth Equity investments. Before joining Novo Holdings, Mr. Ghenchev was a Senior Vice President at Moelis & Company in London from April 2010 to January 2018, where he focused on mergers and acquisitions within the healthcare industry. Prior to Moelis, Mr. Ghenchev was part of the UK Mergers & Acquisitions team at Deutsche Bank in London from June 2007 to April 2010. Mr. Ghenchev also currently serves on the Boards of Tempus Labs, Inc., Oxford Biomedica plc, Mission Bio, Inc. and MightyOwl, Inc. Mr. Ghenchev holds a J.Hons. B.A. degree in Finance and Economics from McGill University and a M.Sc. degree in Financial Economics from the University of Oxford. We believe that Mr. Ghenchev’s experience in finance and business development qualifies him to serve on the Board.

Resolutions 5 and 6 – Appointment and remuneration of the auditor

The Company is required to appoint an auditor at each general meeting at which accounts are laid before the members, to hold office until the conclusion of the next such meeting. Resolution 5 is an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as the Company’s auditor to hold office until the conclusion of the next annual general meeting at which accounts are laid.

Resolution 6 is an ordinary resolution to authorise the Directors to determine the auditors’ remuneration.

The Audit Committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the Board.

Resolution 7 – Approval of Share Repurchase Contracts and Counterparties

The Company may only repurchase its Ordinary Shares (including Ordinary Shares represented by ADSs) in accordance with the procedures under the Act for “off-market purchases.” As such, these repurchases may only be made pursuant to a form of share repurchase contract that has been approved by Shareholders. In addition, the Company may only conduct share repurchases with counterparties approved by Shareholders. Resolution 7 seeks approval of two forms of Share Repurchase Contracts and stated counterparties as detailed below. These approvals, if granted, will be valid for five years.

Approval of the forms of contract and counterparties is not an approval of the amount or timing of any repurchase activity. At the present time, the Company has no plans to repurchase its Ordinary Shares or ADSs. There can be no assurance as to whether the Company will repurchase any of its Ordinary Shares or as to the amount of any such repurchases or the prices at which such repurchases may be made.

The Company is seeking authority to make off-market purchases of its Ordinary Shares (including Ordinary Shares represented by ADSs) pursuant to this resolution. In certain circumstances, it may be advantageous for the Company to purchase its own shares. If this proposal is approved, the Board may approve the repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs). The Directors will exercise this power only when, in light of market conditions prevailing at the time, they believe that the effect of such purchases will be in the best interests and to the corporate benefit of Shareholders generally. The Directors consider it to be desirable for this general authority to be available to provide flexibility in the management of the Company’s capital resources.

Material Contract Terms

The Company is seeking the approval of Shareholders of two forms of Share Repurchase Contract:

•	The form of agreement attached as Appendix A to this document provides that the counterparty will purchase Ordinary Shares (including Ordinary Shares represented by ADSs) at such prices and in such quantities as the Company may instruct from time to time, subject to the limitations set forth in Rule 10b-18 of the Exchange Act. The agreement provides that the counterparty will purchase the Ordinary Shares as principal and sell any Ordinary Shares purchased to the Company.

•	The form of agreement attached as Appendix B to this document is a form of repurchase plan that the Company may enter into from time to time pursuant to Rule 10b-5 of the Exchange Act to purchase a specified dollar amount of Ordinary Shares (including Ordinary Shares represented by ADSs) each day if the ADSs are trading below a specified limit price. The amount to be purchased each day, the limit price, and the total amount that may be purchased under the agreement will be determined at the time the plan is executed. The agreement provides that the counterparty will purchase the Ordinary Shares as principal and sell any Ordinary Shares purchased to the Company.

Counterparties for Approval

The Company may only enter into Share Repurchase Contracts with counterparties approved by its Shareholders. The Company, therefore, seeks approval to conduct repurchases through the following counterparties (“Counterparties”) (or their subsidiaries or affiliates from time to time):

•	Bank of America Corporation

•	Barclays Capital Inc.

•	Citigroup Global Markets Inc.

•	Cowen Inc.

•	Credit Suisse Securities (USA) LLC

•	Evercore ISI

•	Goldman Sachs & Co. LLC

•	Guggenheim Securities, LLC

•	H.C. Wainwright & Co., LLC

•	Jefferies LLC

•	J.P. Morgan Securities, LLC

•	Morgan Stanley & Co. LLC

•	Oppenheimer & Co. Inc.

•	Piper Sandler & Co.

•	SVB Leerink LLC

•	Wells Fargo Securities, LLC

•	William Blair & Company, L.L.C

Copies of the Share Repurchase Contracts and the list of the Counterparties will be made available for Shareholders to inspect at the Company’s registered office at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom, for the period of 15 days ending on the date of the Annual General Meeting. Copies of the Share Repurchase Contracts and the list of the Counterparties will also be available for inspection at the Annual General Meeting.

Resolution 8 – Off-market purchase of Deferred Shares

The Deferred Shares were created in connection with the reorganisation of Company’s share capital undertaken in connection with its initial public offering in 2021. The Board can see no reason for the Deferred Shares to remain in issue and recommends that the Deferred Shares are purchased by the Company and cancelled. The Deferred Shares have no economic value.

Under the provisions of the Articles, the Company has the power to purchase all of the Deferred Shares in consideration for an amount not exceeding £1.00. In addition, the Company has the irrevocable authority to appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all or any of those shares and/or an agreement to transfer the same to such person or persons as the Company may determine and to execute any other documents which such person may consider necessary or desirable to effect such transfer.

Under the provisions of the Act, the Company may repurchase the Deferred Shares as part of an off-market transaction pursuant to a contract approved by Shareholders. The Company is seeking the approval of Shareholders of the Deferred Shares Repurchase Contract attached as Appendix C to this document. The authority to purchase the Deferred Shares shall expire five years after the date of the Annual General Meeting, although if Resolution 8 is passed the Board intends to affect the repurchase of all the Deferred Shares currently in issue shortly after the Annual General Meeting. Following the repurchase, the Deferred Shares will be cancelled in accordance with section 706 of the Act.

In accordance with the Act, a copy of the Deferred Shares Repurchase Contract attached as Appendix C will be made available to the Shareholders to inspect at the Company’s registered office at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom, for a period of 15 days ending on the date of the Annual General Meeting, and, again, at the Annual General Meeting.

5.        Directors’ recommendation and voting intentions

The Directors consider the Resolutions to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 18,815,900 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 15.49 per cent. of the Company’s total voting rights as at 19 April 2022, the latest practicable date prior to the publication of this document.

Yours faithfully,

/s/ David Nicholson

David Nicholson

Chairman

NOTICE OF ANNUAL GENERAL MEETING

EXSCIENTIA PLC

(incorporated and registered in England and Wales under the Companies Act 2006 with registered number 13483814)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Exscientia plc (the “Company”) will be held at 9:00 a.m. (British Summer Time) on Wednesday, 18 May 2022 at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom to consider, and if thought fit, pass the following resolutions which will each be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1.	To receive and adopt the accounts of the Company for the year ended 31 December 2021 together with the reports of the Directors and the auditors thereon (the “2021 Annual Report and Accounts”).

2.	To approve the Directors’ Remuneration Report (other than the Directors’ Remuneration Policy referred to in Resolution 3 below), as set out in the 2021 Annual Report and Accounts, for the financial year ended 31 December 2021.

3.	To approve the Directors’ Remuneration Policy set out on pages 58 to 70 within the Directors’ Remuneration Report contained in the 2021 Annual Report and Accounts, such Remuneration Policy to take effect immediately after the end of the Annual General Meeting.

4.	To re-appoint Robert Ghenchev as a Director of the Company who is retiring in accordance with Article 81.2 of the Company’s articles of association and, being eligible, is offering himself for re-appointment.

5.	To re-appoint PricewaterhouseCoopers LLP as the Company’s auditors to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the “Act”) are complied with.

6.	To authorise the Directors of the Company to determine the auditors’ remuneration.

7.	To approve: (i) the form of share repurchase contracts (the “Share Repurchase Contracts”), copies of which are appended to this document, for the purchase by the Company of such number of its ordinary shares of £0.0005 each (including ordinary shares represented by American Depositary Shares), at such prices as may be agreed pursuant to the terms of a Share Repurchase Contract, and the Company be and is hereby authorised to enter into any Share Repurchase Contract negotiated and agreed with a Counterparty (as defined in (ii)); and (ii) the counterparties with whom the Company may enter into a Share Repurchase Contract, being the counterparties (or their subsidiaries or affiliates from time to time) included in this document (the “Counterparties”), provided that, unless previously renewed, varied, or revoked by the Company at a general meeting, this authority shall expire on the fifth anniversary of the Annual General Meeting.

8.	To approve the form of the deferred shares repurchase contract (the “Deferred Shares Repurchase Contract”), a copy of which is appended to this document, for the purchase by the Company of its deferred shares of £0.01 each, and the Company be and is hereby authorised to enter into the Deferred Share Repurchase Contract (such authority to expire on 17 May 2027).

Registered Office	BY ORDER OF THE BOARD
The Schrodinger Building
Oxford Science Park
Oxford, Oxfordshire
OX4 4GE	/s/ Daniel Ireland
United Kingdom
Daniel Ireland
22 April 2022	Company Secretary

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

The following notes further explain your general rights as a Shareholder and your right to attend and vote at the AGM or to appoint someone else to vote on your behalf. Please note that the below does not apply to holders of ADSs, who should refer to the section headed “Holders of ADSs” on page 12.

1.	Shareholders, or their proxies, intending to attend the AGM in person are requested, if possible, to arrive at the AGM venue at least 20 minutes prior to the commencement of the AGM at 9:00 a.m. (British Summer Time) on Wednesday, 18 May 2022, so that their shareholding may be checked against the Company’s Register of Members and attendances recorded.

2.	You can appoint a proxy either:

(i)	by completing and returning the paper form of proxy enclosed with this notice. Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;

(ii)	by logging on to eproxyappointment.com and following the instructions;

(iii)	in the case of institutional investors, by logging into www.proxymity.io with the procedures set out in note 9 below; or

(iv)	in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out in notes 6 - 8 below.

3.	The completed form of proxy, voting instruction via eproxyappointment.com or any CREST Proxy Instruction (as described in notes 6 - 8 below), as the case may be, must be received by Computershare Investor Services by 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting).

4.	If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use of eproxyappointment.com carefully.

5.	The return of a completed form of proxy, electronic proxy appointment or any CREST Proxy Instruction will not prevent a Shareholder from attending the AGM and voting in person if he/she wishes to do so.

6.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment of the AGM) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

7.	In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Computershare Investor Services (ID number 3RA50) by 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

8.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9.	If you are an institutional investor you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged so as to be received by no later than 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

10.	Under section 527 of the Act, Shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with section 437 of the Act (in each case) that the Shareholders propose to raise at the relevant meeting. The Company may not require the Shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM for the relevant financial year includes any statement that the Company has been required under section 527 of the Act to publish on a website.

11.	Any Shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered.

12.	As at 19 April 2022 (the latest practicable date before the publication of this notice), the issued share capital of the Company was 121,434,514 Ordinary Shares (including Ordinary Shares represented by ADSs) and 324,121 Deferred Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company. The Deferred Shares do not entitle the holders thereof to vote at the AGM. Therefore, the total number of voting rights in the Company as at 19 April 2022 is 121,434,514.

13.	The following documents are available for inspection during normal business hours at the registered office of the Company on any business day from the date of this notice until the time of the AGM and may also be inspected at the AGM venue, as specified in this notice, from 8:30 a.m. on the day of the AGM until the conclusion of the AGM:

(i)	the forms of Share Repurchase Contract and a list of the Counterparties; and

(ii)	the form of Deferred Shares Repurchase Contract.

14.	You may not use any electronic address (within the meaning of section 333(4) of the Act) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

A copy of this notice, and other information required by the Act, can be found on the Company’s website at www.exscientia.ai.

VOTING INFORMATION FOR HOLDERS OF ORDINARY SHARES AND ADSs

Holders of Ordinary Shares

When is my voting entitlement fixed?

To vote at the AGM you must be a registered holder of Ordinary Shares at 6:30 p.m. (British Summer Time) on Monday,16 May 2022 (or, if the AGM is adjourned, at 6:30 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting). Your voting entitlement will depend on the number of Ordinary Shares that you hold at that time.

How can I vote at the AGM?

If you are a registered holder of Ordinary Shares, you can either attend and vote at the AGM in person or appoint the chair of the AGM or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a Shareholder, but must attend the AGM to represent you. We recommend that Shareholders appoint the chair of the AGM as their proxy.

You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

•	by completing and returning the paper form of proxy enclosed with this notice. Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;

•	by logging on to eproxyappointment.com and following the instructions;

•	in the case of institutional investors, by logging into the Proxymity platform at www.proxymity.io (see further notes on page 10); or

•	via CREST (see further notes on page 9).

If you own shares jointly with one or more other persons, then where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by Computershare Investor Services, the Company’s registrar, by 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting).

If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person and voting.

I already voted but have changed my mind – can I change my vote?

You can submit a new voting instruction at any time before the time and date above. If you wish to amend a paper form of proxy, you must do so in writing and sign your new form of proxy.

The voting instruction received last will be the one that is followed.

I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using a paper form of proxy provided it is in relation to different shares.

Corporate Shareholders may either appoint one or more proxies, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways.

I am a CREST member – can I use the CREST system to vote?

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST).

CREST ID number: 3RA50.

CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

I have a power of attorney from a Shareholder – how can I vote?

You can vote using the paper form of proxy only. You must ensure that the valid power of attorney and the form of proxy have been deposited with the Registrar, Computershare Investor Services at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom, by 9:00 a.m. (British Summer Time) on Monday, 16 May 2022 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting).

Holders of ADSs

When is my voting entitlement fixed?

To instruct the Depositary to vote the Ordinary Shares represented by your ADSs at the AGM you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 18 April 2022 (the “ADS Record Date”). Your voting entitlement will depend on the number of ADSs you hold of the ADS Record Date.

How can I attend the AGM in person?

ADS holders cannot attend or vote at the AGM.

How can I vote the Ordinary Shares represented by my ADSs?

If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly.

If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

By when do I have to submit my ADS vote to the Depositary?

Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 12 May 2022 in the manner and at the address specified in the ADS voting instruction card.

I already voted as an ADS Holder but have changed my mind – can I change my vote?

You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card.

The ADS voting instruction card received last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed.

I hold my ADSs in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs.

CONTACT DETAILS

Exscientia plc

The Schrodinger Building

Oxford Science Park

Oxford, Oxfordshire

OX4 4GE

United Kingdom

www.exscientia.ai

The Registrar

Computershare Investor Services plc

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ

United Kingdom

Shareholder helpline - for information relating to your ordinary shares, please contact the Registrar on +44 370 707 1446. Calls outside the United Kingdom will be charged at the applicable international rate. The Registrar is open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays.

ADS Depositary

Citibank ADS Holder Services

P.O. Box 43077

Providence, Rhode Island 02940-3077

USA

Tel: 1-877-CITI-ADR (toll free)

Tel: 1-781-575-4555 (outside US)

Fax 1-201-324-3284

E-mail at: Citibank@shareholders-online.com

APPENDIX A - FORM OF SHARE REPURCHASE CONTRACT

Share Repurchase Contract

THIS AGREEMENT is made on

BETWEEN:

(1)	EXSCIENTIA PLC a company registered in England and Wales with company number 13483814 whose registered office is at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom (the “Company”); and

(2)	[●] (the “Counterparty”).

IT IS AGREED that the Counterparty will purchase on a principal basis interests in ordinary shares in the capital of the Company, nominal value £0.0005 per share (the “Ordinary Shares”), for subsequent sale and delivery to the Company under the terms of this agreement as follows:

1.	Throughout the period of this Agreement, Ordinary Shares will be purchased in the open market or through privately negotiated transactions and either in the form of Ordinary Shares or American Depositary Shares representing Ordinary Shares (“ADSs”) by the Counterparty up to the quantity and purchase price level advised by telephone from an authorised person at the Company (the “Purchase Price”), such authorised person(s) to be notified in writing to the Counterparty by the Company from time to time (each an “Authorised Person”).

2.	Ordinary Shares will be purchased by the Counterparty in accordance with all applicable laws and regulations that are applicable to the Counterparty as well as in accordance with:

(i)	the volume limitations of Rules 10b-18(b)(4) and 10b-18(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum value of Ordinary Shares, at acquisition cost, to be purchased under this programme will be advised to the Counterparty by an Authorised Person from time to time following the execution of this Agreement;

(ii)	the timing conditions of Rules 10b-18(b)(2) and 10b-18(c)(1) of the Exchange Act; and

(iii)	the price conditions of Rule 10b-18(b)(3) of the Exchange Act.

3.	All purchases will be effected pursuant to Rule 10b-18 of the Exchange Act, from or through only one broker or dealer on any single day or as otherwise allowed by Rule 10b-18(b)(1) of the Exchange Act.

4.	Purchases may be made on any national securities exchange, electronic communication network (ECN), alternative trading system (ATS) or in over-the-counter (OTC) transactions or through privately negotiated transactions.

5.	The Company represents that its board of directors has authorized the Company’s entry into this Agreement and the performance of its obligations under this Agreement. Before purchases commence under this Agreement, the Company will have officially disclosed the repurchase programme to the public.

6.	The Company represents that the purchases of Ordinary Shares by the Counterparty pursuant to the terms of this Agreement will not violate or contravene any legal, regulatory or contractual restriction applicable to the Company or the Ordinary Shares, including Section 10(b) and Rule 10b-5 of the Exchange Act.

7.	Daily purchase information will be provided to the Company by phone or e-mail, and trade confirmations will be sent by e-mail on each relevant trade date.

8.	Purchases of Ordinary Shares in accordance with the instructions contained herein will commence on the date to be agreed between the Company and the Counterparty.

9.	Notices for the attention of the Company shall be sent to [●] (or such other person(s) as notified in writing to the Counterparty by the Company) at the address and/or email address (as applicable) notified in writing to the Counterparty by the Company.

10.	Notices for the attention of the Counterparty shall be sent to the address notified in writing to the Company by the Counterparty.

11.	The Counterparty shall (including, without limitation, by liaising with Citibank N.A. (or its successor or assign) as depositary for the ADSs (the “Depositary”) and/or Computershare Investor Services plc (or its successor or assign) as registrar to the Company (the “Registrar”)) procure that any Ordinary Share to be sold by the Counterparty to the Company is withdrawn from the custodian for the Depositary (where held in the form of ADSs) and/or withdrawn from the UK CREST system and that the Company receives the Ordinary Share in record form (a “Record Share”).

12.	In accordance with paragraph 11, the Counterparty shall sell, and the Company shall purchase, such Record Shares. Such purchase(s) shall be (a) settled within [●] business days from the date that the Counterparty acquires the Ordinary Shares upon the settlement of its purchase(s) pursuant to paragraph 1 and (b) on the same terms as the purchase(s) were effected by the Counterparty pursuant to paragraph 1. Following such purchase and delivery, the Company shall be registered as the record holder of such Record Shares, or such Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from the Counterparty.

13.	The Counterparty shall deliver to the Depositary and/or the Registrar any documents as may be necessary or as may be reasonably requested by the Depositary and/or the Registrar to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Company in accordance with the terms of this Agreement.

14.	The Company will pay for any and all Record Shares purchased by it in accordance with paragraph 12 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of Record Shares or such other date as may be agreed between the Company and the Counterparty. Any commission payable by the Company in respect of the delivery of Record Shares shall be agreed in writing from time to time between the Company and the Counterparty, and shall be paid to the Counterparty by the Company on delivery of Record Shares or such other date as may be agreed between the Company and the Counterparty. The relevant bank account details of the Counterparty shall be notified to the Company by the Counterparty in writing from time to time.

15.	The Company reserves the right to instruct the Counterparty to suspend purchases at any time, without prejudice to the settlement of purchases effected by the Counterparty prior to the receipt of notice of such suspension. Notification of suspension will be communicated directly to the Counterparty via email or such other methods as are agreed between the Company and the Counterparty. The Company agrees that purchases shall not be made at any time when, for legal and regulatory reasons, it would be inappropriate for the Counterparty or the Company to effect such purchases.

16.	The Counterparty represents that it has established reasonable policies and procedures to ensure that its agents and representatives responsible for executing purchases of Ordinary Shares pursuant to this Agreement will not violate materially the federal insider trading laws and will use good faith efforts to comply with the requirements of Rule 10b-18.

17.	The Counterparty and the Company each acknowledge and agree that:

(i)	prior to an acquisition by the Company under paragraph 12 hereof, the Company shall not acquire, nor have any legal or beneficial interest in, any Ordinary Share purchased by the Counterparty pursuant to this Agreement;

(ii)	nothing in this Agreement is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

(iii)	the Counterparty shall act as principal in respect of its acquisition of the Ordinary Shares and shall effect purchases of shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.

18.	This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

19.	This Agreement may not be assigned by any party without the prior written consent of the other party.

20.	This Agreement is binding on, and inures to the benefit of, the parties and their respective permitted successors and assigns.

21.	This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

22.	If any provision of this Agreement is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. Without limiting the foregoing, any reference herein to a specific rule under the Exchange Act shall be deemed to reference any successor rule if applicable. All other provisions of this Agreement will continue and remain in full force and effect.

23.	QFC Stay Rules.

(i)	In this paragraph 23, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); “Covered Entity” means any of the following: (1) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (2) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (3) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1 as applicable; and “U.S. Special Resolution Regime” means each of (1) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (2) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(ii)	In the event that the Counterparty is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Counterparty of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(iii)	In the event that the Counterparty is a Covered Entity and the Counterparty or any BHC Act Affiliate of the Counterparty becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Counterparty are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

24.	This Agreement may be terminated by either party at any time, and with immediate effect, upon written notice from one party to the other by overnight mail, email or facsimile, at the addresses or fax numbers previously notified by the other party.

Signed by EXSCIENTIA PLC )
	)	Name
	)	Title

Signed by [●]	)
	)	Name
	)	Title

APPENDIX B - RULE 10B5-1 REPURCHASE PLAN

Rule 10b5-1 Repurchase Plan

REPURCHASE PLAN, dated	(the “Repurchase Plan”)

BETWEEN:

(1)	EXSCIENTIA PLC a company registered in England and Wales with company number 13483814 whose registered office is at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom (the “Company”); and

(2)	[●] (the “Counterparty”).

Capitalised terms used and not otherwise defined in the body of this Repurchase Plan shall have the meaning given to such terms in Exhibit A hereto, which is incorporated herein and made part of this Repurchase Plan.

BACKGROUND:

(A)	The Company desires to establish this Repurchase Plan to purchase its ordinary shares, nominal value £0.0005 per share (the “Ordinary Shares”); and

(B)	The Company desires to purchase Ordinary Shares from the Counterparty in accordance with this Repurchase Plan:

NOW, THEREFORE, the Company and the Counterparty hereby agree as follows:

1.	During the Trading Period, the Counterparty shall purchase as principal Ordinary Shares either in the form of Ordinary Shares or in the form of American Depositary Shares representing Ordinary Shares (“ADSs”) having a maximum aggregate value of no more than the Total Repurchase Amount. On each day (each, a “Trading Day”) during the Trading Period on which the Nasdaq Global Select Market (the “Exchange”) is open for trading, the Counterparty shall purchase that number of Ordinary Shares in the form of ADSs having an aggregate value of up to the Maximum Amount, plus or minus up to $1,000, using its reasonable efforts to purchase such Ordinary Shares at a price equal to the volume weighted average price for such day’s trading session. Notwithstanding the foregoing, the Counterparty shall not purchase any Ordinary Shares at a price exceeding the Limit Price.

2.	If, consistent with ordinary principles of best execution or for any other reason that is not described in paragraph 10, the Counterparty cannot purchase the Maximum Amount minus the discretionary $1,000 that is described in paragraph 1, on any Trading Day, then the amount of such shortfall may be purchased as soon as practicable on the immediately succeeding Trading Day and on each subsequent Trading Day as is necessary to purchase such shortfall consistent with ordinary principles of best execution; provided that in no event may the amount of such shortfall be purchased later than the fourth business day after such Trading Day.

3.	Nevertheless, if any such shortfall exists after the close of trading on the last Trading Day of the Trading Period, the Counterparty’s authority to purchase such shares under this Repurchase Plan shall terminate.

4.	The Counterparty may make purchases pursuant to this Repurchase Plan in the open market or through privately negotiated transactions. The Counterparty agrees to comply with the manner of purchase requirements of paragraphs (b)(2), (b)(3) and (b)(4) of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in effecting any purchase of Ordinary Shares in the open market pursuant to this Repurchase Plan. The Company agrees not to take any action that would cause any purchase in the open market not to comply with Rule 10b-18, Rule 10b5-1 or Regulation M, nor to attempt to influence when or whether purchases are made by the Counterparty.

5.	The Counterparty shall (including, without limitation, by liaising with Citibank N.A. (or its successor or assign) as depositary for the ADSs (the “Depositary”) and/or Computershare Investor Services plc (or its successor or assign) as registrar to the Company (the “Registrar”)) procure that any Ordinary Share to be sold by the Counterparty to the Company is withdrawn from the custodian for the Depositary (where held in the form of ADSs) and/or withdrawn from the UK CREST system and that the Company receives the Ordinary Share in record form (a “Record Share”).

6.	In accordance with paragraph 5, the Counterparty shall sell, and the Company shall purchase all such Record Shares. Such purchase(s) shall be (a) settled within [●] business days from the date that the Counterparty acquires the Ordinary Shares upon the settlement of its purchase(s) pursuant to paragraph 1 and (b) on the same terms as the purchase(s) were effected by the Counterparty pursuant to paragraph 1. Following such purchase and delivery, the Company shall be registered as the record holder of such Record Shares or such Record Shares shall otherwise be cancelled. The Company shall be responsible for any stamp duty that is due in respect of the purchase of Record Shares from the Counterparty. The Counterparty shall deliver to the Depositary and/or the Registrar any documents as may be necessary or as may be reasonably requested by the Depositary and/or the Registrar to give effect to the purchase, delivery, registration or cancellation of any Record Shares to the Company in accordance with the terms of this Repurchase Plan.

7.	The Company will pay for any Record Shares purchased by it in accordance with paragraph 6 above by wiring funds to the bank account of the Counterparty or other designee by no later than the date of delivery of the Record Shares or such other date as may be agreed between the Company and the Counterparty. Any commission payable by the Company in respect of the delivery of Record Shares shall be set forth on Exhibit A, and shall be paid to the Counterparty by the Company on delivery of the Record Shares or such other date as may be agreed between the Company and the Counterparty. The relevant bank account details of the Counterparty or its designee shall be notified to the Company by the Counterparty in writing from time to time.

8.	The Repurchase Plan shall terminate upon the earliest of:

(i)	the repurchase of the Total Repurchase Amount contemplated by the Repurchase Plan, as set forth in paragraph 1;

(ii)	the close of business on the last day of the Trading Period;

(iii)	the receipt by the Counterparty of notice of early termination, delivered by the Company by facsimile to [●], attention: [●] or by e-mail to [●] (provided that (A) any such notice of termination shall not cause purchases previously effected pursuant to this Repurchase Plan to fail to be entitled to the benefits of Rule 10b5-1(c) and (B) any such termination notice shall not indicate the reasons for the termination or contain any material non-public information);

(iv)	the receipt of notice by the Counterparty of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganisation or other relief under any bankruptcy, insolvency or similar law or of the seeking of the appointment of a trustee, receiver or other similar official, or of the taking of any corporate action by the Company to authorise or commence any of the foregoing; and

(v)	the public announcement of a tender or exchange offer for the Ordinary Shares or of a merger, scheme of arrangement, acquisition, recapitalisation or other similar business combination or transaction as a result of which the Ordinary Shares would be exchanged for or converted into cash, securities or other property.

Upon termination of this Repurchase Plan, the Counterparty shall immediately suspend executing purchases pursuant to this Repurchase Plan.

9.	The Company confirms that, on the date hereof that:

(i)	its board of directors has authorized the Company’s entry into this Repurchase Plan and the performance of its obligations under this Repurchase Plan;

(ii)	it is not aware of material, non-public information with respect to the Company or the Ordinary Shares;

(iii)	it is entering into this Repurchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws;

(iv)	it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions;

(v)	it will not, at any time while this Repurchase Plan is in effect, enter into any comparable agreement with any other broker if the period of such comparable agreement shall overlap with the Trading Period of this Repurchase Plan;

(vi)	it will not, at any time while this Repurchase Plan is in effect, disclose to any persons at the Counterparty effecting purchases under the Repurchase Plan any material non-public information with respect to the Company or the Ordinary Shares or any information regarding the Company that might influence the execution of the Repurchase Plan;

(vii)	purchases of Ordinary Shares pursuant to this Repurchase Plan are not prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Company as of the date hereof; and

(viii)	it will inform the Counterparty as soon as possible of any subsequent legal, regulatory or contractual restriction or undertaking affecting such purchases and of the occurrence of any event that would cause the Repurchase Plan to end or be suspended as contemplated in paragraph 10.

10.	If the Counterparty must suspend purchases of Ordinary Shares under this Repurchase Plan on a particular day for any of the following reasons (any such reason, a “Blackout”):

(i)	a day specified by the Repurchase Plan is not a day on which the ADSs trade regular way on the Exchange;

(ii)	trading of the ADSs on the Exchange is suspended for any reason;

(iii)	the Counterparty cannot effect a purchase of Ordinary Shares due to legal, regulatory or contractual restrictions applicable to it or to the Company (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18); or

(iv)	the Counterparty has received a Suspension Notice (as defined in paragraph 11 below) from the Company in accordance with paragraph 11 below,

then the Counterparty will resume purchases in accordance with this Repurchase Plan on the next day specified in this Repurchase Plan after the condition causing the suspension of purchases has been resolved, or in the event of a suspension caused by the receipt of a Suspension Notice from the Company, receipt of notice from the Company requesting that the Counterparty resumes purchases pursuant to this Repurchase Plan. Any such notice from the Company requesting the resumption of purchases shall be in a writing signed by the Company and contain a representation from the Company that it is not aware of material non-public information with respect to the Company or the Ordinary Shares. Any purchases that would have been executed in accordance with the terms of this Repurchase Plan but are not executed due to the existence of a Blackout shall be deemed to be cancelled and shall not be effected pursuant to this Repurchase Plan.

11.	The Counterparty agrees that if the Company enters into a transaction that results, in the Company’s good faith determination, in the imposition of trading restrictions on the Company, and if the Company shall provide the Counterparty prior notice (a “Suspension Notice”), then the Counterparty will cease effecting purchases under this Repurchase Plan until notified by the Company that such restrictions have terminated. Any Suspension Notice shall be delivered pursuant to paragraph 19 and shall indicate the anticipated duration of the suspension, but shall not include any other information about the nature of such suspension or its applicability to the Company and shall not in any way communicate any material non-public information about the Company or its securities to the Counterparty.

12.	It is the intent of the Company and the Counterparty that this Repurchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i) and Rule 10b-18 under the Exchange Act, and this Repurchase Plan shall be interpreted to comply with the requirements thereof.

13.	The Counterparty represents that it has established reasonable policies and procedures to ensure that its agents and representatives responsible for executing purchases of Ordinary Shares pursuant to this Repurchase Plan will not violate the insider trading laws and will comply with the requirements of Rule 10b-18 of the Exchange Act.

14.	The Counterparty hereby represents and warrants that it will be in compliance with all laws and regulations that are applicable to the Counterparty in purchasing Ordinary Shares pursuant to this Repurchase Plan.

15.	The number of Ordinary Shares, together with other share amounts and prices, if applicable, as set forth in paragraph 1 shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Ordinary Shares, change in the Ordinary Share to ADS ratio or any change in capitalisation with respect to the Company that occurs during the term of this Repurchase Plan.

16.	Except as otherwise set forth in this Repurchase Plan, the Company acknowledges and agrees that it does not have authority, influence or control over any purchase executed by the Counterparty pursuant to this Repurchase Plan. The Counterparty agrees not to seek advice from the Company with respect to the manner in which it executes purchases under this Repurchase Plan.

17.	The Counterparty agrees to not disclose the terms of Exhibit A hereof to persons who are not partners, officers, employees or other firm personnel of the Counterparty or counsel to the Counterparty except with the consent of the Company or pursuant to a subpoena, order or request issued by a court of competent jurisdiction or by a judicial, administrative, legislative or regulatory body or committee. Information will not be considered confidential that (i) is already in the possession of the Counterparty, (ii) becomes available in the public domain other than as a result of an unauthorized disclosure by the Counterparty or its partners, officers, employees, other firm personnel or advisors, or (iii) is not acquired from the Company or persons known by the Counterparty to be in breach of an obligation of secrecy to the Company.

18.	The Counterparty and the Company each acknowledges and agrees that:

(i)	prior to any acquisition by the Company pursuant to paragraph 6, the Company shall not acquire, nor have any legal or beneficial interest in, any Ordinary Shares purchased by the Counterparty pursuant to this Repurchase Plan;

(ii)	nothing in this Repurchase Plan is or shall constitute a party acting as the agent of the other for any purpose. Neither party shall describe itself as an agent or in any way hold itself out as being an agent of the other; and

(iii)	the Counterparty shall act as principal in respect of its acquisition of Ordinary Shares and shall effect purchases of Ordinary Shares hereunder in “riskless principal transactions” as defined in Rule 10b-18(a)(12) of the Exchange Act.

19.	All notices given by the parties under this Repurchase Plan will be as follows:

(i)	If to the Counterparty:

Address:

Attention:

Email address:

Fax no:

(ii)	If to the Company:

Address:

Attention:

Email address:

Fax no:

20.	The Company agrees that, in the absence of bad faith, wilful misconduct or gross negligence, the Counterparty and its affiliates and their directors, officers, employees and agents (collectively, “Counterparty Persons”) shall not have any liability whatsoever to the Company for any action taken or omitted to be taken in connection with this Repurchase Plan or the making of any purchase pursuant to this Repurchase Plan. The Company further agrees to hold each Counterparty Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by such Counterparty Person in connection with or arising out of any suit, action or proceeding relating to this Repurchase Plan (each an “Action”) and to reimburse each Counterparty Person for such Counterparty Person’s expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Counterparty Person’s bad faith, wilful misconduct or gross negligence,. This paragraph 20 shall survive termination of this Repurchase Plan.

21.	The Counterparty shall provide information regarding purchases of Ordinary Shares daily to the Company by phone or email followed by trade details via fax, email or such other methods as are agreed between the Company and the Counterparty. The Counterparty also shall email a trade confirmation to the Company on each trade date and provide summaries of trades on a daily basis via email as provided in paragraph 19. Names, phone numbers and email addresses for Company contacts may be changed by the Company by written notice to the Counterparty in accordance with paragraph 19. Other reports and information shall be provided at such times and with such frequency as are agreed between the Company and the Counterparty.

22.	This Repurchase Plan will be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by written agreement signed by the parties hereto and provided that any such modification or amendment shall only be permitted at a time when the Company is not aware of any material non-public information concerning the Company or its securities. In the event of a modification or amendment to this Repurchase Plan, no purchases shall be effected during the ten business days immediately following such modification or amendment (other than purchases already provided for in this Repurchase Plan prior to such modification or amendment). For the avoidance of doubt, the foregoing requirements applicable to modifications and amendments shall not apply to a termination of this Repurchase Plan.

23.	This Repurchase Plan may not be assigned by any party without the prior written consent of the other party.

24.	This Repurchase Plan is binding upon, and inures to the benefit of, the parties and their respective permitted successors and assigns.

25.	The Repurchase Plan and any attachment together constitute the entire agreement between the Company and the Counterparty and supersede any prior agreements or understandings regarding the Repurchase Plan.

26.	This Repurchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

27.	QFC Stay Rules.

(i)	In this paragraph 27, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); “Covered Entity” means any of the following: (1) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (2) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (3) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1 as applicable; and “U.S. Special Resolution Regime” means each of (1) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (2) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(ii)	In the event that the Counterparty is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Counterparty of this Repurchase Plan, and any interest and obligation in or under this Repurchase Plan, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Repurchase Plan, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(iii)	In the event that the Counterparty is a Covered Entity and the Counterparty or any BHC Act Affiliate of the Counterparty becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Repurchase Plan that may be exercised against the Counterparty are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Repurchase Plan were governed by the laws of the United States or a state of the United States.

28.	If any provision of this Repurchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. Without limiting the foregoing, any reference herein to a specific rule under the Exchange Act shall be deemed to reference any successor rule if applicable. All other provisions of this Repurchase Plan will continue and remain in full force and effect.

29.	This Repurchase Plan may be terminated by either party at any time, and with immediate effect, upon written notice from one party to the other by overnight mail, email or facsimile, at the addresses or fax numbers previously notified by the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Repurchase Plan as of the date first written above.

EXSCIENTIA PLC

By:
Name:
Title:
[●]
By:
Name:
Title:

EXHIBIT A

The Counterparty and the Company shall hereby agree that the following terms shall have the following meanings:

“Limit Price” shall mean a per ADS price of US$[●]; “Maximum Amount” shall mean US$[●];

“Trading Period” shall mean the period commencing on [●] and terminating at close of business on [●]; and

“Total Repurchase Amount” is the maximum aggregate purchase amount in the Trading Period and shall mean US$[●].

Commission paid under this Repurchase Plan shall equal US$[●] per Record Share to the Company.

APPENDIX C - FORM OF DEFERRED SHARES REPURCHASE CONTRACT

Deferred Shares Repurchase Contract

This agreement is dated

PARTIES

(1)	THOSE shareholders of Exscientia plc who hold Deferred Shares (as defined below) (the "Sellers"); and

(2)	EXSCIENTIA PLC a company registered in England and Wales with company number 13483814 whose registered office is at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom (the “Company”).

BACKGROUND

(A)	The Sellers are the registered holders of 324,121 deferred shares of £0.01 (1 pence) each (the "Deferred Shares") in the capital of the Company.

(B)	The Company proposes to repurchase all of the Deferred Shares subject to the terms of this agreement and, once purchased, cancel the Deferred Shares.

(C)	Pursuant to article 6.6 of the articles of association of the Company (the “Articles”), the Company has the power to buy back the Deferred Shares for an amount (in aggregate) not exceeding £1.00 (1 pound) and the Company has the power to appoint anyone to sign this agreement on behalf of the Sellers.

(D)	The Company proposed a resolution to its shareholders at the Company’s annual general meeting held on 18 May 2022 to approve the form of this agreement in accordance with section 694 of the Companies Act 2006, which was duly passed as an ordinary resolution.

AGREED TERMS

1.	INTERPRETATION

The following definitions and rules of interpretation apply in this agreement.

1.1	Definitions

"Business Day" means a day, other than a Saturday, Sunday or public holiday in England, when banks in London are open for business;

"Completion" means completion of the sale and purchase of the Deferred Shares in accordance with this agreement;

"Consideration" has the meaning given to it in clause 2.1;

"Deferred Shares" has the meaning given to it in paragraph (A) of the Background; and

"Encumbrance" means any claim, mortgage, charge (fixed or floating), pledge, lien, hypothecation, option, guarantee, trust, right of pre-emption, security interest, title retention, easement, right of set-off or other third party right or interest (legal or equitable) including any assignment by way of security, reservation of title, easement, or other security interest of any kind, however created or arising, or any other agreement or arrangement to create any of the foregoing or having similar effect.

1.2	Clause headings shall not affect the interpretation of this agreement.

1.3	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.4	A "person" includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.5	A reference to a "party" shall include that party’s personal representatives, successors and permitted assigns.

1.6	A reference to "writing" or "written" includes fax and email.

1.7	References to clauses are to the clauses of this agreement.

1.8	A reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time.

2.	SALE AND PURCHASE OF DEFERRED SHARES

2.1	The Sellers agree to sell the Deferred Shares with full title guarantee free from all Encumbrances for an aggregate total consideration of £1.00 (the "Consideration") and the Company agrees to purchase the Deferred Shares and to pay such Consideration to the Sellers.

2.2	Nothing in this agreement shall oblige the Company to purchase any of the Deferred Shares or complete this agreement unless the sale and purchase of all of the Deferred Shares is completed at the same time.

3.	COMPLETION

3.1	Completion shall take place at the registered office of the Company on the date of this agreement, when the Company shall satisfy its obligation to pay the Consideration due in respect of the Deferred Shares.

3.2	The Consideration shall be delivered to and held by any director of the Company (the “Director”) on behalf of the Sellers and payment of the Consideration to such Director shall be a good discharge by the Company in respect of its obligations under clause 3.1 above.

4.	CANCELLATION OF DEFERRED SHARES

Each holding of Deferred Shares purchased by the Company shall be cancelled by the Company following Completion.

5.	AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force following the completion of the purchase of the Deferred Shares by the Company.

6.	COUNTERPARTS

This agreement may be executed (either by autographic signature or by the parties applying their signature by some mechanical or other means) in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement. The exchange of a fully executed (either by autographic signature or by the parties applying their signature by some mechanical or other means) version of this agreement (in counterparts or otherwise) by electronic transmission in PDF format or otherwise shall be sufficient to bind the parties to the terms and conditions of this agreement and no exchange of originals is necessary.

7.	THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement and unless specifically herein provided no person other than the parties to this agreement shall have any rights under it nor shall it be enforceable by any person other than the parties to it.

8.	GOVERNING LAW AND JURISDICTION

8.1	This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

8.2	Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

This agreement has been entered into on the date stated at the beginning of it.

Signed by [●] for and on behalf of the SELLERS pursuant to articles 6.6 of the articles of association of Exscientia plc

Signed by [●] for and on behalf of EXSCIENTIA PLC
Director